UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*,**

Patient Safety Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.33
(Title of Class of Securities)
70322H10 6
(CUSIP Number)
Francis Capital Management, LLC
Attn: John P. Francis
2400 Broadway, Suite 220
Santa Monica, California 90404
(310) 260-9708
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 29, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The purpose of this Amendment No. 1 to Schedule 13D is to amend the ownership reports of the Reporting Persons (defined below). The information in this Amendment supplements the information previously provided.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70322H10 6

1	NAMES OF REPORTING PERSONS Francis Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		3,251,840

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,251,840

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,251,840

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	70322H10 6

1	NAMES OF REPORTING PERSONS John P. Francis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,251,840

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,251,840

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,251,840

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

CUSIP No.	70322H10 6

1	NAMES OF REPORTING PERSONS Catalysis Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,763,864

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,763,864

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,763,864

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	70322H10 6

1	NAMES OF REPORTING PERSONS Catalysis Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,335,336

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,335,336

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,335,336

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO, OO

Item 1. Security and Issuer
This Schedule 13D relates to the Common Stock, par value $0.33 (the “Common Stock”) and five-year warrants to purchase 45,000 shares of Common Stock (the “Warrants”, and together with the Common Stock, the “Securities”) of Patient Safety Technologies, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 43460 Ridge Park Drive, Suite 140, Temecula, California 92590.
Item 2. Identity and Background
(a)	This Schedule 13D is being filed jointly on behalf of Francis Capital Management, LLC, a California limited liability company (“FCM”); John P. Francis, a U.S. citizen (the “Manager”); Catalysis Partners, LLC, a Delaware limited liability company (“Catalysis LLC”); Catalysis Offshore, Ltd., a Cayman Islands exempted company (“Catalysis Ltd.”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”). Although the Manager ultimately controls the voting and investment decisions with respect to the Securities that are held by FCM, Catalysis LLC and Catalysis Ltd., the Manager makes such decisions for each Reporting Person independently and therefore disclaims group status.

(b)	The address of each Reporting Person is 2400 Broadway, Suite 220, Santa Monica, California 90404.

(c)	(i) The principal business of FCM is to act as the investment manager for Catalysis LLC and Catalysis Ltd, and its affiliated private investment funds.

(ii) The principal business of Catalysis LLC and Catalysis Ltd is investing in securities.

(iii) The principal business of the Manager is to act as the president and managing director of FCM.

(d)	None of the Reporting Persons has during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has during the past five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	(i) FCM is a California limited liability company.

(ii) Catalysis LLC is a Delaware limited liability company.

(iii) Catalysis Ltd. is a Cayman Islands exempted company.

(iv) The Manager is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration
On June 29, 2009, the Reporting Persons acquired an aggregate of 1,934,640 shares of Common Stock (the “Shares”) in consideration for approximately $1,663,790 (including the tender of $1,129,326 in Warrants held by FCM, Catalysis LLC and Catalysis Ltd. to Issuer). The acquisition of the Shares by the Reporting Persons was made pursuant to that certain Purchase Agreement, dated as of July 29, 2009, by and among Issuer, FCM, Catalysis LLC, Catalysis Ltd. and certain other purchasers (the “Purchase Agreement”) as part of a private placement of Issuer’s Common Stock.
Item 4. Purpose of Transaction
The purpose of the acquisition of the Securities was and is for investment purposes. The Securities were purchased in the ordinary course of business of the Reporting Persons and were not made for the purpose of acquiring control of the Issuer.
Subject to market conditions and other factors, the Reporting Persons may purchase additional Securities, maintain their present ownership of Securities or sell some or all of the Securities. Except as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.
However, the Reporting Persons may, from time to time, evaluate various alternatives that they might consider in order to influence the performance of the Issuer and the activities of its Board of Directors. Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Securities or selling some or all of their Securities or seeking to make a significant equity investment or to otherwise acquire the Issuer.
The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their Securities, the applicable Reporting Person will take into consideration such factors as it deems relevant, including, without limitation, Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. Each of the Reporting Persons reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer

(a)	Catalysis LLC owns 1,718,864 shares of Common Stock and Warrants to purchase 45,000 shares of Common Stock, for a total of 1,763,864 Securities (approximately 7.8% of the outstanding shares of Common Stock of the Issuer, assuming a full exercise of the Warrants). Catalysis Ltd owns 1,335,336 shares of Common Stock (approximately 5.9% of the outstanding shares of Common Stock of the Issuer). FCM owns 152,640 shares of Common Stock (approximately 0.6% of the outstanding shares of Common Stock of the Issuer). Because FCM has sole voting and investment power over Catalysis LLC’s and Catalysis Ltd’s security holdings, and John P. Francis, in his role as the manager of FCM, controls its voting and investment decisions, each of FCM and Mr. Francis may be deemed to have beneficial ownership of the 3,251,840 Securities owned of record by Catalysis LLC, Catalysis, Ltd. and FCM, which represent approximately 14.3% of the outstanding shares of Common Stock, assuming a full exercise of the Warrants.

All ownership percentages are based on an assumed total of 22,666,097 issued and outstanding shares of Common Stock of the Issuer. This amount of shares of Common Stock includes (i) 17,197,872 shares of Common Stock outstanding as of May 15, 2009, as reported in the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the Securities and Exchange Commission on May 20, 2009, and (ii) 5,468,225 shares of Common Stock issued as of July 29, 2009 in connection with the Purchase Agreement and that certain Exchange Agreement, dated as of July 29, 2009, by and among Issuer and certain purchasers.

Mr. Francis disclaims beneficial ownership of such Securities.

(b)	With respect to all of the Securities that are held by Catalysis LLC, Catalysis, Ltd. and FCM, Mr. Francis has the sole power to vote and dispose or direct the disposition of the Shares.

(c)	Except for the purchase of the Shares, none of the Reporting Persons effected any transactions in the Securities during the past 60 days or since the most recent filing on Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Issuer entered into that certain Registration Rights Agreement, dated as of October 17, 2007, with FCM and other investors in an offering of Common Stock on the same date, pursuant to which the Issuer agreed to provide customary registration rights, including “piggy back” and demand registration rights covering the shares issued under the Registration Rights Agreement and the shares issuable upon exercise of the Warrants, which were issued in such offering.
Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
Joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.
[SIGNATURE PAGE FOLLOWS]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Catalysis Partners, LLC, a Delaware limited liability company
By:	Francis Capital Management, LLC,
a California limited liability company its General Partner

By:	/s/ John P. Francis
John P. Francis, Managing Director

Catalysis Offshore, Ltd., a Cayman Islands exempted company
By:	Francis Capital Management, LLC,
a California limited liability company its Manager

By:	/s/ John P. Francis
John P. Francis, Managing Director

Francis Capital Management, LLC, a California limited liability company

By:	/s/ John P. Francis
John P. Francis, Managing Director

John P. Francis

By:	/s/ John P. Francis
John P. Francis

Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1
This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.
Date: August 5, 2009

Catalysis Partners, LLC, a Delaware limited liability company
By:	Francis Capital Management, LLC,
a California limited liability company
its General Partner

By:	/s/ John P. Francis
John P. Francis, Managing Director

Catalysis Offshore, Ltd., a Cayman Islands exempted company

By:	Francis Capital Management, LLC,
a California limited liability company its Manager

By:	/s/ John P. Francis
John P. Francis, Managing Director

Francis Capital Management, LLC, a California limited liability company

By:	/s/ John P. Francis
John P. Francis, Managing Director

John P. Francis
By:	/s/ John P. Francis
John P. Francis